SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                           SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                        Active Power, Inc.
              -----------------------------------------
                       (Name of Issuer)


                    Common Stock, $0.001 par value
              -----------------------------------------
                     (Title of Class of Securities)


                            00504W100
               -----------------------------------------
                         (CUSIP Number)


                        December 31, 2008
               -----------------------------------------
         (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [x] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 CUSIP No. 00504W100


1   NAME OF REPORTING PERSON
    I.R.S. Identification No. of above person (entities only).

    Rho Management Partners L.P.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [  ]
                                                      (b) [  ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


    NUMBER OF SHARES BENEFICIALLY OWNED BY
    EACH REPORTING PERSON WITH:

     5     SOLE VOTING POWER

           2,853,556 Shares

     6     SHARED VOTING POWER

           0 Shares


     7     SOLE DISPOSITIVE POWER

           2,853,556 Shares


     8     SHARED DISPOSITIVE POWER

           0 Shares


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,853,556 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   4.7%


12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN/IA

                                 CUSIP No. 00504W100

1   NAME OF REPORTING PERSON
    I.R.S. Identification No. of above person (entities only).

    Atlas Capital Corp.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [  ]
                                                      (b) [  ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


    NUMBER OF SHARES BENEFICIALLY OWNED BY
    EACH REPORTING PERSON WITH:

     5     SOLE VOTING POWER

           2,866,163 Shares

     6     SHARED VOTING POWER

           0 Shares


     7     SOLE DISPOSITIVE POWER

           2,866,163 Shares


     8     SHARED DISPOSITIVE POWER

           0 Shares


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,866,163 Shares



10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.7%


12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

                                 CUSIP No. 00504W100

1   NAME OF REPORTING PERSON
    I.R.S. Identification No. of above person (entities only).

    Joshua Ruch


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [  ]
                                                      (b) [  ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of South Africa


    NUMBER OF SHARES BENEFICIALLY OWNED BY
    EACH REPORTING PERSON WITH:

     5     SOLE VOTING POWER

           3,945,063 Shares

     6     SHARED VOTING POWER

           0 Shares


     7     SOLE DISPOSITIVE POWER

           3,945,063 Shares


     8     SHARED DISPOSITIVE POWER

           0 Shares


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,945,063 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.5%


12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN

                                 CUSIP No. 00504W100

1   NAME OF REPORTING PERSON
    I.R.S. Identification No. of above person (entities only).

    Kariba LLC


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) [  ]
                                                      (b) [  ]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware


    NUMBER OF SHARES BENEFICIALLY OWNED BY
    EACH REPORTING PERSON WITH:

     5     SOLE VOTING POWER

           71,750 Shares

     6     SHARED VOTING POWER

           0 Shares


     7     SOLE DISPOSITIVE POWER

           71,750 Shares


     8     SHARED DISPOSITIVE POWER

           0 Shares


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    71,750 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.1%


12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    OO

     This Amendment No. 1 to Schedule 13G for Active Power, Inc., a Delaware corporation (the "Company"), amends a Schedule 13G, originally dated as of June 20, 2008 with respect to the Common Stock, $0.001 par value per share (the "Shares") beneficially owned by Rho Management Partners L.P., Atlas Capital Corp., Joshua Ruch, and Kariba LLC, as follows below. This Amendment is filed to amend Item 4 as of December 31, 2008, as contained in the statement on Schedule 13G.


     Item 1. - 3.  No Amendment.


     Item 4.  Ownership

     See cover page for shares beneficially owned by each reporting person as of the date of this filing.

     2,853,556 of the Shares reported hereby are held in the registered names of investment vehicles over which RMP has sole voting and investment control. RMP may accordingly be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 2,853,556 Shares reported hereby, constituting 4.7% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q.

     Atlas, as sole general partner of RMP, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner, with sole voting and investment authority, of the 2,853,556 Shares reported by RMP hereunder. When such number is aggregated with an additional 12,607 Shares held by Atlas directly, Atlas may be deemed to own beneficially 2,866,163 Shares, constituting 4.7% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q.

     Kariba, as the sole general partner of an entity that is registered holder of 71,750 Shares, may be deemed the beneficial owner of such 71,750 Shares. As sole owner of the limited liability company interests of Kariba, Joshua Ruch may be deemed also beneficially to own such 71,750 Shares. Joshua Ruch, as sole shareholder of Atlas and Kariba, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the 2,866,163 Shares reported by Atlas and the 71,750 Shares reported by Kariba hereunder. When such numbers are taken together with Shares directly held by Joshua Ruch, or by other vehicles over which he exercises sole investment and voting control, Joshua Ruch may be deemed to own beneficially an aggregate of 3,945,063 Shares, constituting 6.5% of the Company's 60,458,311 shares outstanding as of the date of the Company's most recently filed Form 10-Q.


     Item 5. - 9.  No Amendment.


    Item 10. Certifications

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009



RHO MANAGEMENT PARTNERS L.P.
By: ATLAS CAPITAL CORP.,
    Its General Partner


By: /s/ Joshua Ruch
------------------------------------
Name:  Joshua Ruch
Title: President and CEO




ATLAS CAPITAL CORP.


By: /s/ Joshua Ruch
------------------------------------
Name:   Joshua Ruch
Title:  President and CEO



JOSHUA RUCH


By:  /s/ Joshua Ruch
------------------------------------




KARIBA LLC

By: /s/ Joshua Ruch
------------------------------------
Name:  Joshua Ruch
Title: President and CEO